SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period February 28, 2005 to March 2, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing the closing of the Swan Hills Unit No. 1 acquisition.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 2, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THE CLOSING OF THE
SWAN HILLS UNIT NO. 1 ACQUISITION

(Calgary, February 28, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has closed the previously announced acquisition of an additional working interest in Swan Hills Unit No. 1. Pengrowth successfully acquired an additional working interest of 11.89%, increasing Pengrowth’s total working interest in the Swan Hills Unit to 22.34%. The acquisition will add approximately 1,390 barrels of oil equivalent (boe) production per day and additional reserves of approximately 9.7 mmboe on a total proved reserves basis and 12.0 mmboe on a proved plus probable reserves basis based on an independent appraisal performed by Gilbert Laustsen Jung Associates Ltd. The transaction was completed for an adjusted purchase price of $87 million. Pengrowth funded the purchase through existing bank facilities.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191